Exhibit 99.3
Management’s Annual Report on Internal Control over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer that: (i) pertains to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets; (ii) provides reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements for external reporting in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures are being made only in accordance with authorization of the Company’s management and directors; and (iii) provides reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate.
Management, with the participation of the Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2025. In making this assessment, management used the criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
Management has excluded Profertil S.A. from its assessment of internal control over financial reporting as of December 31, 2025 because it was acquired by the Company in a purchase business on December 18, 2025. Profertil S.A. is a subsidiary whose total assets and total revenues excluded from management’s assessment represent 33.4% and 2.2% ,respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2025.

Based on this assessment, the Company’s management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 has been audited by Price Waterhouse & Co S.R.L, an independent registered public accounting firm, as stated in their report which is included herein on pages F-2 to F-4 of our Consolidated Financial Statements.

/s/ Emilio F. Gnecco	/s/ Mariano Bosch

Emilio F. Gnecco	Mariano Bosch

Chief Financial Officer	Chief Executive Officer

March 13, 2026